EXHIBIT 2

EURO DISNEY S.C.A. Group

Fiscal Year 2005 Results Announcement

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOW

(€ in millions)	Fiscal Year 2005	Fiscal Year 2004
Net Loss	(94.9)	(145.2)

Net Loss attributable to Minority Interests	(20.6)	(6.7)

Items Not Requiring Cash Outlays:
Depreciation and amortisation	144.0	146.8
Other	1.0	24.2
Net changes in working capital account balances	(11.1)	105.5
Cash Flows from Operating Activities	18.4	124.6

Capital expenditures for tangible and intangible assets	(72.8)	(28.6)
Other	0.1	(0.2)
Cash Flows used in Investing Activities	(72.7)	(28.8)

Gross proceeds from equity offering	253.3	—
Payment of equity issuance costs	(17.4)	(0.4)
Proceeds from new borrowings	—	22.5
Repayments of borrowings	(114.8)	(66.2)
Decrease (increase) in debt security and other deposits	104.0	(10.5)
Debt restructuring costs	(14.4)	(4.5)
Cash Flows from (used in) Financing Activities	210.7	(59.1)

Change in cash and cash equivalents	156.4	36.7
Cash and cash equivalents, beginning of period	131.3	94.6
Cash and Cash Equivalents, end of period	287.7	131.3

Supplemental Cash Flow Information:
Interest paid	93.2	61.1

Non-Cash Financing and Investing Transactions:
Deferral into borrowings of accrued interest under CDC subordinated loans	59.8	—
Deferral into borrowings of fiscal year 2005 management fees and royalties	25.0	—
Forgiveness by TWDC on € 167.7 million line of credit	10.0	—
Reallocation between accumulated deficit and minority interests	215.5	—
Conversion of bonds redeemable in shares into equity	—	152.5
Transfer of EDA borrowings and accrued interest to minority interest	—	384.1

(€ in millions)	September 2005		September, 2004
Cash	10.1		10.6
Short-term investments	280.8		120.8
Bank Overdrafts (recorded in accounts payable and accruals)	(3.2)		(0.1)
Cash and Cash Equivalents, end of period	287.7	(1)	131.3	(1)

(1) Includes € 48.3 million and € 49.1 million of cash and short-term investments of the consolidated financing companies as of September 30, 2005 and 2004, respectively